Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500
                                               Securian Letterhead






December 7, 2007



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Michael L. Kosoff


Re:	Minnesota Life Individual Variable Universal Life Account
	     Minnesota Life Insurance Company
	     File Numbers 333-144604 and 811-22093


Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-6, be declared effective December 14, 2007, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler
President and CEO

RLS:jmk









Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.